Exhibit 2.6

ASSET PURCHASE AGREEMENT

(Non-Traded REIT Platform)

THIS ASSET PURCHASE AGREEMENT (this “Agreement”), dated as of the 15th day of June, 2015, is entered into by and between SMARTSTOP SELF STORAGE, INC., a Maryland corporation (“SmartStop”), SMARTSTOP SELF STORAGE OPERATING PARTNERSHIP, L.P., a Delaware limited partnership (the “Operating Partnership”), STRATEGIC STORAGE PROPERTY MANAGEMENT, LLC, a Delaware limited liability company (“SSPM”), and SMARTSTOP SELF STORAGE TRS, INC. (the “TRS”) (each of SmartStop, the Operating Partnership, SSPM and the TRS, a “Seller” and collectively, “Sellers”), and STRATEGIC 1031, LLC, a Delaware limited liability company (“Buyer”).

RECITALS

WHEREAS, Sellers wish to sell to Buyer, and Buyer wishes to purchase from Sellers, the Purchased Assets (as defined herein) “AS IS” and “WHERE IS” and further subject to the terms and conditions set forth herein;

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I

PURCHASE AND SALE

Section 1.01 Purchase and Sale of Assets. Subject to the terms and conditions set forth herein, Sellers shall sell, assign, transfer, convey and deliver to Buyer, and Buyer shall purchase from Sellers, all of Sellers’ right, title and interest in the assets “AS IS” and “WHERE IS” set forth on Schedule 1.01 of the schedules (the “Schedules”) attached hereto (the “Purchased Assets”).

Section 1.02 Excluded Assets. Notwithstanding anything to the contrary in this Agreement, all of the assets of each Seller that are not Purchased Assets or the LLC Assigned Assets (as defined herein) are not part of the transactions contemplated hereunder (collectively, the “Excluded Assets”).

Section 1.03 Purchase Price. The aggregate purchase price for the Purchased Assets shall be ten million dollars ($10,000,000) plus the amount of Net Working Capital as defined on Schedule 1.03 of the Schedules at the Closing (as defined herein) (the “Purchase Price”). At the Closing, Buyer shall pay the Purchase Price to Sellers in cash, by wire transfer of immediately available funds.

Section 1.04 Allocation of Purchase Price. Sellers and Buyer agree to allocate the Purchase Price among the Purchased Assets for all purposes (including tax and financial accounting) as may be mutually agreed upon by Sellers and Buyer, which allocation shall be prepared in accordance with Section 1060 of the Internal Revenue Code of 1986, as amended and as agreed by the parties’ respective accountants, negotiating in good faith on their behalf. Buyer and Sellers shall file all tax returns (including amended returns and claims for refund) and information reports in a manner consistent with such allocation. In any proceeding related to the determination of any tax, neither Buyer nor any of Sellers shall contend or represent that such allocation is not a correct allocation.

ARTICLE II

CLOSING

Section 2.01 Closing. The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place immediately prior to the closing of the transactions contemplated by that certain Agreement and Plan of Merger, dated as of June 15, 2015, by and among Extra Space Inc., SmartStop and certain subsidiaries of each named therein (the “Merger Agreement”), with the date of the Closing hereinafter referred to as the “Closing Date”. The Closing shall take place at the offices of Baker, Donelson, Bearman, Caldwell & Berkowitz, PC located at 165 Madison Avenue, Ste. 2000, Memphis, Tennessee, 38103, or such other location as the parties may agree.

Section 2.02 Closing Deliverables.

(a) At the Closing, Sellers shall deliver to Buyer the following:

(i) a bill of sale and assignment and assumption agreement in the form of Exhibit A hereto (the “Bill of Sale”) executed by each Seller, transferring the LLC Assigned Assets (as defined herein) to the LLC (as defined herein);

(ii) a coexistence agreement in the form of Exhibit B hereto (the “Coexistence Agreement”) executed by SmartStop, consenting to Buyer’s use of the name “SmartStop Asset Management” in connection with Buyer’s use of the Purchased Assets After the Closing;

(iii) an assignment in the form of Exhibit C hereto (the “SSPM Canada Membership Interest Assignment”) executed by SSPM, assigning 100% of SSPM’s right, title and interest in the membership interests in SSPM Canada, LLC, a Delaware limited liability company (“SSPM Canada”);

(iv) an assignment in the form of Exhibit D hereto (the “SCMG Membership Interest Assignment”) executed by the TRS, assigning 100% of the TRS’ right, title and interest in the membership interests in Strategic Capital Markets Group, LLC, a Delaware limited liability company (“SCMG”);

(v) an assignment in the form of Exhibit E hereto (the “LLC Membership Interest Assignment”) duly executed by the TRS, assigning 100% of the TRS’ right, title and interest in the membership interests in SmartStop Asset Management, LLC, a Delaware limited liability company formerly known as Strategic Storage Realty Group, LLC (the “LLC”);

(vi) a stock power in the form of Exhibit F hereto (the “SSTI Canada Stock Power”) executed by the TRS, transferring 100% of the TRS’ right, title and interest in the stock of Entreprises SSTI Canada TRS Inc., a corporation formed under the laws of Quebec, Canada (“SSTI Canada”); and

(vii) such other customary instruments of transfer, assumption, filings or documents, in form and substance reasonably satisfactory to Buyer, as may be required to give effect to this Agreement.

(b) At the Closing, Buyer shall deliver to Sellers the following:

(i) the Purchase Price;

(ii) the Coexistence Agreement, executed by Buyer;

(iii) the SSPM Canada Membership Interest Assignment, executed by Buyer;

(iv) the SCMG Membership Interest Assignment, executed by Buyer;

(v) the LLC Membership Interest Assignment, executed by Buyer;

(vi) the SSTI Canada Stock Power, executed by Buyer;

(vii) a certificate of the Secretary or Assistant Secretary (or equivalent officer) of Buyer certifying as to (A) the resolutions of the Manager of Buyer, duly adopted and in effect, which authorize the execution, delivery and performance of this Agreement and the transactions contemplated hereby, and (B) the names and signatures of the officers of Buyer authorized to sign this Agreement and the documents to be delivered hereunder; and

(viii) a certificate dated as of the Closing Date signed by a duly authorized officer of Buyer, that each of the conditions set forth in Section 6.02 have been satisfied.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF SELLER

Each Seller is selling and conveying to Buyer the Purchased Assets and the LLC Assigned Assets “AS IS, WHERE IS” with all faults. Sellers are not making and specifically disclaim any warranties or representations of any kind or character, express or implied, with respect to the Purchased Assets and the LLC Assigned Assets, relating to the value, condition, merchantability, marketability, profitability, suitability, or fitness for a particular purpose, and the manner, quality, state of repair or lack of repair of the Purchased Assets and the LLC Assigned Assets.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer represents and warrants to Sellers that the statements contained in this ARTICLE IV are true and correct as of the date hereof. For purposes of this ARTICLE IV, “Buyer’s knowledge,” shall mean the actual or constructive knowledge of any director or executive officer of Buyer.

Section 4.01 Organization and Authority of Buyer; Enforceability. Buyer is a limited liability company duly organized, validly existing and in good standing under the laws of the state of Delaware. Buyer has full limited liability company power and authority to enter into this Agreement and the documents to be delivered hereunder, to carry out its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance by Buyer of this Agreement and the documents to be delivered hereunder and the consummation of the transactions contemplated hereby have been duly authorized by all requisite limited liability company action on the part of Buyer. This Agreement and the documents to be delivered hereunder have been duly executed and delivered by Buyer, and (assuming due authorization, execution and delivery by Sellers) this Agreement and the documents to be delivered hereunder constitute legal, valid and binding obligations of Buyer enforceable against Buyer in accordance with their respective terms.

Section 4.02 No Conflicts; Consents. The execution, delivery and performance by Buyer of this Agreement and the documents to be delivered hereunder, and the consummation of the transactions contemplated hereby, do not and will not: (a) violate or conflict with the certificate of formation, limited liability company operating agreement or other organizational documents of Buyer; or (b) violate or conflict with any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Buyer.

No consent, approval, waiver or authorization is required to be obtained by Buyer from any person or entity (including any governmental authority) in connection with the execution, delivery and performance by Buyer of this Agreement and the consummation of the transactions contemplated hereby.

Section 4.03 Legal Proceedings. There is no claim, action, suit, proceeding or governmental investigation (“Action”) of any nature pending or, to Buyer’s knowledge, threatened against or by Buyer that challenges or seeks to prevent, enjoin or otherwise delay the transactions contemplated by this Agreement.

Section 4.04 Independent Investigation. Buyer has conducted its own independent investigation, review and analysis of the Purchased Assets, and acknowledges that it has been provided adequate access to the personnel, properties, assets, premises, books and records, and other documents and data of Sellers for such purpose. Buyer acknowledges and agrees that: (a) in making its decision to enter into this Agreement and to consummate the transactions contemplated hereby, Buyer has relied solely upon its own investigation; and (b) none of Sellers nor any other person has made any representation or warranty as to Sellers, the Purchased Assets or this Agreement. Schedule 4.04 of the Schedules sets forth a balance sheet, which includes the assets and liabilities of the Purchased Assets.

ARTICLE V

COVENANTS

Section 5.01 Public Announcements. From the date hereof until Closing, unless otherwise required by applicable law, none of the parties shall make any public announcements regarding this Agreement or the transactions contemplated hereby without the prior written consent of each of the other parties (which consent shall not be unreasonably withheld or delayed).

Section 5.02 Confidentiality. Each of Sellers and Buyer covenants and agrees to keep as confidential any Confidential Information (as defined below) provided to it by the other pursuant to this Agreement. Neither Sellers, Buyer or any of them will at any time disclose, directly or indirectly, to any third party or use, directly or indirectly, for its own account or for the benefit of any third party any Confidential Information, unless and only to the extent that the Confidential Information (a) is provided to such party’s accountant, to the extent reasonably necessary for the preparation of tax returns following the Closing Date, provided such accountant is bound by obligations to such disclosing party, consistent with such disclosing party’s obligations to the other non-disclosing parties hereunder, (b) is or becomes generally known to and available for use by the public other than as a result of disclosure by such disclosing party or any other person or entity bound by a duty of confidentiality to such disclosing party, or (c) is legally compelled to be disclosed pursuant to any government statute, regulation or court order, but only to the extent actually so compelled and only after providing the other non-disclosing parties with written notice so that any such non-disclosing party may seek a protective order or other appropriate remedy. Irrespective of whether the non-disclosing party seeks such protective order, the disclosing party shall only disclose so much of the Confidential Information as is necessary in the written opinion of its counsel to comply therewith and will furnish a copy of such opinion. “Confidential Information” means any and all information pertaining to each party’s business, whether oral or written, including, without limitation, historical financial statements, financial projections and budgets, historical and projected revenue, capital spending budgets and plans, the names and backgrounds of key personnel, any and all vendor, supplier and customer lists, lists of capital sources, formulas, processes, know-how, techniques and other trade secrets, inventions and ideas, research and development, current and planned marketing and sales methods and processes, customer and vendor price lists, business plans, and computer software, programs and database technologies (and all documentation thereof and processes used in connection therewith). If this Agreement is, for any reason, terminated prior to the Closing, the provisions of this Section 5.02 shall nonetheless continue in full force and effect.

Section 5.03 Assignment of Assets. On or prior to the Closing Date, Sellers covenant and agree to assign of all Sellers’ right, title and interest in each of the assets set forth on Schedule 5.03 of the Schedules (the “LLC Assigned Assets”) to the LLC.

Section 5.04 Closing Conditions. From the date hereof until the Closing, each party hereto shall use its reasonable best efforts to take such actions as are necessary to expeditiously satisfy the closing conditions set forth in ARTICLE VI hereof.

Section 5.05 Transfer Taxes. All transfer, documentary, sales, use, stamp, registration, value added and other such taxes and fees (including any penalties and interest) incurred in connection with this Agreement and the documents to be delivered hereunder shall be borne and paid by Buyer when due. Buyer shall, at its own expense, timely file any tax return or other document with respect to such taxes or fees (and Sellers shall cooperate with respect thereto as necessary).

Section 5.06 Further Assurances. Following the Closing, each of the parties hereto shall execute and deliver such additional documents, instruments, conveyances and assurances and take such further actions as may be reasonably required to carry out the provisions hereof and give effect to the transactions contemplated by this Agreement and the documents to be delivered hereunder.

Section 5.07 Additional Covenants of Sellers. Sellers covenant and agree to furnish to Buyer and the Internal Revenue Service with such applicable information as may be required under Section 1060 of the Code and to cooperate in the completion and timely filing of IRS Form 8594. The provisions of this Section 5.07 shall survive the Closing, anything to the contrary contained herein notwithstanding.

Section 5.08 Following the Closing, Buyer will cooperate with Sellers to cause the URLs listed on Schedule 5.08 of the Schedules to be redirected on or after the Closing to an affiliate of Sellers and cooperate with Sellers in ensuring that all such URLs relating to self-storage facilities are appropriately redirected. Buyer will further cooperate with Sellers in removing pages that contain references to blog pages, press release pages, “about us” pages and contact pages that relate directly to Buyer’s or Sellers’ self-storage facilities or operations.

Section 5.09 Base Line Technology.

(a) Release. Buyer hereby irrevocably releases and forever discharges Sellers, its affiliates, and its and their respective agents, employees, shareholders, directors, members, successors, and assigns, from any and all manner of claims, causes of actions, suits, injuries, damages, judgments, costs or expenses and demands whatsoever in law or equity, known or unknown which Buyer had, has, now has, or may have in the future, and agrees not to sue any such parties on account of or in connection with any Seller’s or its affiliates’ use, possession, distribution, duplication, reproduction, modification, adaptation, publication, commercialization or other exploitation of any of the technology assets listed on Schedule 5.09 (the “Released Technology”) and/or of any works derived from any Released Technology, in any form or manner using any medium now known or hereafter developed.

(b) Covenant Not to Sue. Buyer covenants and agrees not to bring, induce any third party to bring, or assist any third party in bringing any claim against any Seller or its affiliates alleging infringement, misappropriation or violation of any intellectual property rights related to the Released Technology.

(c) Divestiture. If Buyer conveys, licenses, contributes, transfers, divests or otherwise grants any right, title, or interest in or to any intellectual property rights in or to the Released Technology to any person or entity (an “IP Rights Grant”), then (i) Buyer automatically shall be deemed to have granted to each Seller and its affiliates a perpetual, irrevocable, nonexclusive, royalty-free, fully paid-up, worldwide, sublicensable, transferable license to use such intellectual property rights in connection with any lawful purpose; and (ii) Buyer shall make such IP Rights Grant expressly subject to the license granted in clause (i) above.

(d) Runs with IP Rights. Notwithstanding anything to the contrary set forth herein, the covenant not to sue and rights of the Sellers and their affiliates set forth in paragraph (b) above, and the license rights of the Sellers and their affiliates set forth in paragraph (c) above, shall run with the Released Technology and shall be binding on any successors-in-interest, assigns, or acquirers of any rights thereof.

(e) Delivery of Released Technology. In furtherance of Sellers’ and their affiliates’ rights set forth in this Section 5.09, as soon as commercially practicable (i) following the Closing, and (ii) thereafter upon the completion of any material portion of the Released Technology still in development as of the Closing Date, Buyer shall deliver to Sellers a complete and accurate copy of the Released Technology (or such completed portion, for deliveries after the Closing Date), including the source code owned by Buyer and a list of all Preexisting Works, as defined in that certain Operations Portal Development Agreement, dated as of December 1, 2014 by and between Rhythm Interactive, Inc. and SmartStop Self Storage Operating Partnership, L.P.

ARTICLE VI

CLOSING CONDITIONS

Section 6.01 Conditions Precedent to Obligations of Buyer. Buyer’s obligation to consummate the purchase of the Purchased Assets and the other transactions contemplated to occur in connection with the Closing is subject to the satisfaction of each condition precedent listed in this Section 6.01, or the waiver of such condition by Buyer, in its sole and absolute discretion.

(a) Compliance with Covenants and Agreements. Sellers shall have performed, in all material respects, all covenants and agreements required to be performed by Sellers under this Agreement prior to the Closing Date.

(b) Legal Proceedings. No Action by or before any government or any agency, bureau, board, commission, court, department, official, political subdivision, tribunal or other instrumentality in each case of any government, whether federal, state or local, domestic or foreign (each a “Governmental Entity”) shall have been instituted that is reasonably expected to restrain, prohibit or invalidate the transactions contemplated by this Agreement, other than an Action instituted by a Seller.

(c) Deliverables. Sellers shall have delivered all of the Seller deliverables provided for in Section 2.02(a) hereof.

(d) SSH Letter Agreement. Sellers shall have (i) terminated that certain Letter Agreement (the “Letter Agreement”) dated September 4, 2014 among Strategic Storage Holdings, LLC (“SSH”), SmartStop and the Operating Partnership relating to acquisition fees payable to SSH, (ii) paid SSH all amounts due and payable to SSH under the Letter Agreement in connection with such termination and (iii) received aggregate payments from Strategic Storage Trust II, Inc., Strategic Storage Operating Partnership II, L.P., Strategic Storage Growth Trust, Inc. and/or SS Growth Operating Partnership, L.P. (collectively, the “Managed REITs”) of at least $2,400,000 relating to acquisition fees payable to Sellers by the Managed REITs.

(e) Consents. Each of the consents set forth on Schedule 6.01(d) of the Schedules shall have been obtained.

(f) License Terminations. Sellers shall have terminated (i) that certain Trademark License Agreement, entered into as of September 29, 2014, by and between the Operating Partnership and SS Growth Property Management, LLC, (ii) that certain Trademark License Agreement, entered into as of September 29, 2014, by and between the Operating Partnership and Strategic Storage Advisor II, LLC, (iii) that certain Trademark License Agreement, entered into as of September 29, 2014, by and between the Operating Partnership and Strategic Storage Property Management II, LLC and (iv) that certain Trademark License Agreement, entered into as of September 29, 2014, by and between the Operating Partnership and SS Growth Advisor, LLC (collectively, the “License Agreements”).

Section 6.02 Conditions Precedent to Obligations of Sellers. Sellers’ obligations to consummate the sale of the Purchased Assets and the other transactions contemplated to occur in connection with the Closing is subject to the satisfaction of each condition precedent listed below, or the waiver of such condition by Sellers, in their sole and absolute discretion.

(a) Accuracy of Representations and Warranties. The representations and warranties of Buyer set forth in ARTICLE IV, or in any written certificate delivered to Sellers by Buyer pursuant to this Agreement, shall have been true and correct on and as of the Closing Date (except to the extent such representation or warranty specifies an earlier date).

(b) Compliance with Covenants and Agreements. Buyer shall have performed all obligations and covenants required to be performed by Buyer under this Agreement prior to the Closing Date.

(c) Legal Proceedings. No Action by or before any Governmental Entity shall have been instituted that is reasonably expected to restrain, prohibit or invalidate the transactions contemplated by this Agreement, other than an Action instituted by Buyer.

(d) Consents and Approvals. All consents and approvals required to be obtained by Buyer shall have been obtained.

(e) Deliverables. Buyer must have delivered all of Buyer’s deliverables provided for in Section 2.02(b) hereof.

(f) Merger. The transactions contemplated by the Merger Agreement shall have closed.

(g) SSH Letter Agreement. Sellers shall have (i) terminated the Letter Agreement,(ii) paid SSH all amounts due and payable to SSH under the Letter Agreement in connection with such termination and (iii) received aggregate payments from the Managed REITs of at least $2,400,000 relating to acquisition fees payable to Sellers by the Managed REITs.

(h) Consents. Each of the consents set forth on Schedule 6.01(d) of the Schedules shall have been obtained.

(i) License Terminations. Sellers shall have terminated the License Agreements.

(j) SSH Directors’ and Officers’ Indemnification and Insurance. Sellers, Buyer and Strategic Storage Holdings, LLC (“SSH” shall have entered into an assignment and assumption agreement whereby Sellers assign and Buyer assumes all liabilities and obligations of Sellers in Section 6.3 of that certain Contribution Agreement, dated as of September 4, 2014 and effective August 31, 2014, by and among Sellers and SSH (the “Contribution Agreement”), and Sellers are expressly released by all parties from any and all liabilities and obligations of Sellers under Section 6.3 of the Contribution Agreement.

ARTICLE VII

RISK OF LOSS

The risk of loss to any of the LLC Assigned Assets shall remain with Sellers until Closing, and shall then pass to Buyer and from that time forward Buyer shall be entitled to the proceeds of any insurance covering the LLC Assigned Assets upon loss thereof as a result of an insured event or any occurrence prior to the Closing. In the event of any material destruction of or damage or other casualty to, any of the LLC Assigned Assets, or any party thereof, any proceeds of insurance shall be paid to Sellers to be used to replace or repair that portion of the LLC Assigned Assets so damaged, such that the LLC Assigned Assets are in as good condition and equivalent value as they were immediately prior to the casualty. To the extent that such insurance proceeds do not permit the full replacement or repair of the damaged portion of the LLC Assigned Assets, the Purchase Price shall be appropriately reduced. In the event of any non-material destruction of, or damage or other casualty to, any of the LLC Assigned Assets, or any part thereof, any proceeds of insurance shall be paid to Sellers and the Purchase Price payable hereunder shall be reduced by the amount of such proceeds.

ARTICLE VIII

INDEMNIFICATION

Section 8.01 Survival Period. The obligations of Buyer under Section 8.02(a) in this Agreement shall terminate at the Closing. The obligations of Buyer under Section 8.02(b) and of the Sellers under Section 8.03 shall survive the Closing indefinitely.

Section 8.02 Indemnification By Buyer. Subject to the other terms and conditions of this ARTICLE VIII, Buyer shall defend, indemnify and hold harmless, from the Closing Date, Sellers, their affiliates and their respective stockholders, directors, officers and employees from and against all claims, judgments, damages, liabilities, settlements, losses, costs and expenses, including attorneys’ fees and disbursements (collectively, “Losses”), arising from or relating to (a) any breach or non-fulfillment of any covenant, agreement or obligation to be performed by Buyer pursuant to this Agreement, or (b) any liabilities or obligations of SSPM Canada, SCMG, the LLC and/or SSTI Canada (including all liabilities or obligations arising under or related to the LLC Assigned Assets on or after the Closing Date).

Section 8.03 Indemnification By Sellers. Subject to the other terms and conditions of this ARTICLE VIII, each of the Sellers shall defend, indemnify and hold harmless, from the Closing Date, Buyer, its affiliates and its members, managers, officers and employees from and against all Losses arising from or relating to the Excluded Assets from and after the Closing Date. For purposes of this ARTICLE VIII, “Excluded Assets” shall not include any assets Buyer (or its permitted assigns) is acquiring or liabilities or obligations Buyer (or its permitted assigns) is assuming pursuant to the terms of the four other Asset Purchase Agreements, all dated the date of this Agreement, entered into by and among Buyer, SmartStop, the Operating Partnership and the other parties thereto.

Section 8.04 Indemnification Procedures. Whenever any claim shall arise for indemnification hereunder, the party entitled to indemnification (the “Indemnified Party”) shall promptly provide written notice of such claim to the other party (the “Indemnifying Party”). In connection with any claim giving rise to indemnity hereunder resulting from or arising out of any Action by a person or entity who is not a party to this Agreement, the Indemnifying Party, at its sole cost and expense and upon written notice to the Indemnified Party, may assume the defense of any such Action with counsel reasonably satisfactory to the Indemnified Party. The Indemnified Party shall be entitled to participate in the defense of any such Action, with its counsel and at its own cost and expense. If the Indemnifying Party does not assume the defense of any such Action, the Indemnified Party may, but shall not be obligated to, defend against such Action in such manner as it may deem appropriate, including, but not limited to, settling such Action, after giving notice of it to the Indemnifying Party, on such terms as the Indemnified Party may deem appropriate, and no action taken by the Indemnified Party in accordance with such defense and settlement shall relieve the Indemnifying Party of its indemnification obligations herein provided with respect to any damages resulting therefrom. The Indemnifying Party shall not settle any Action without the Indemnified Party’s prior written consent (which consent shall not be unreasonably withheld or delayed).

Section 8.05 Exclusive Remedies. Subject to Section 10.12, the parties acknowledge and agree that their sole and exclusive remedy with respect to any and all claims (other than claims arising from intentional fraud on the part of a party hereto in connection with the transactions contemplated by this Agreement) for any breach of any representation, warranty, covenant, agreement or obligation set forth herein or otherwise relating to the subject matter of this Agreement, shall be pursuant to the indemnification provisions set forth in this ARTICLE VIII. In furtherance of the foregoing, each party hereby waives, to the fullest extent permitted under the law, any and all rights, claims and causes of action for any breach of any representation, warranty, covenant, agreement or obligation set forth herein or otherwise relating to the subject matter of this Agreement it may have against the other parties hereto and their affiliates and each of their respective representatives arising under or based upon any law, rule or regulation, except pursuant to the indemnification provisions set forth in this ARTICLE VIII. Nothing in this Section 8.05 shall limit any person’s right to seek and obtain any equitable relief to which any person shall be entitled pursuant to Section 10.12 or to seek any remedy on account of any intentional fraud by any party hereto.

ARTICLE IX

TERMINATION

Section 9.01 Termination. This Agreement may be terminated at any time prior to the Closing Date:

(a) by mutual consent of Sellers and Buyer in a written instrument;

(b) by either Sellers or Buyer if any Governmental Entity of competent jurisdiction shall have issued a final and nonappealable order permanently enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement;

(c) by either Sellers or Buyer if the Closing Date has not occurred by March 31, 2016 (the “Outside Date”) unless the failure of the Closing to occur by such date shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth in this Agreement;

(d) by either Sellers or Buyer if the Merger Agreement is terminated prior to the Closing;

(e) by Buyer if there shall have been a material breach of any of the covenants or agreements or any of the representations and warranties set forth in this Agreement, which breach either individually or in the aggregate would result in, if occurring or continuing on the Closing Date, the failure of the conditions set forth in Section 6.01(a), and which, if curable, is not cured within thirty (30) days following written notice to the party committing such breach or which by its nature or timing cannot be cured prior to the Outside Date; and

(f) by Sellers if there shall have been a material breach of any of the covenants or agreements or any of the representations and warranties set forth in this Agreement, which breach either individually or in the aggregate would result in, if occurring or continuing on the Closing Date, the failure of the conditions set forth in Section 6.02(a) or (b), and which, if curable, is not cured within thirty (30) days following written notice to the party committing such breach or which by its nature or timing cannot be cured prior to the Outside Date.

Section 9.02 Effect of Termination. In the event of termination of this Agreement by either Sellers or Buyer as provided in Section 9.01, this Agreement shall forthwith become void and have no effect, and none of the parties or any of their respective subsidiaries, directors or officers shall have any liability of any nature under this Agreement, except with respect to (i) Section 5.02, this Section 9.02 and ARTICLE X, and (ii) any losses incurred or suffered by a party as a result of the willful and material breach by the other party of any of its representations, warranties, covenants or other agreements set forth in this Agreement.

Section 9.03 Extension or Waiver. At any time prior to the Closing Date, the parties may, to the extent legally allowed (i) extend the time for the performance of any of the obligations or other acts of another party, (ii) waive any inaccuracies in the representations and warranties of the other party contained in this Agreement, or (iii) waive compliance with any of the agreements of another party or conditions contained in this Agreement. Any agreement on the part of a party to such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. No failure to exercise, or delay in exercising, any right, remedy, power or privilege arising from this Agreement shall operate or be construed as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege.

ARTICLE X

MISCELLANEOUS

Section 10.01 Expenses. All costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses.

Section 10.02 Notices. All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given (a) when delivered by hand (with written confirmation of receipt); (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (c) on the date sent by facsimile (with confirmation of transmission) or e-mail of a PDF document if sent during normal business hours of the recipient, and on the next business day if sent after normal business hours of the recipient; or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 10.02):

If to Sellers:	c/o SmartStop Self Storage, Inc.

Attn: Timothy Morris, Chairman of the Nominating and Corporate Governance Committee
111 Corporate Drive, Suite 120
Ladera Ranch, CA 92694
timothymorris@btinternet.com
(877) 327-3485 (telephone)

With a copy to:	Richard F. Mattern
Baker, Donelson, Bearman, Caldwell & Berkowitz, P.C.
165 Madison Avenue, Suite 2000
Memphis, TN 38117
rmattern@bakerdonelson.com
(901) 577-2343 (telephone)
(901) 577-4234 (facsimile)

If to Buyer:	Strategic 1031, LLC
Attn: H. Michael Schwartz
111 Corporate Drive, Suite 120
Ladera Ranch, CA 92694
hms@strategiccapital.net
949-429-6600 (telephone)
949-429-6606 (facsimile)

With a copy to:	Kaplan Voeckler Cunningham & Frank
Attention: Robert R. Kaplan, Jr., Esq.
1401 East Cary Street
Richmond, VA 23219
rkaplan@kv-legal.com
(804) 823-4032 (telephone)
(804) 823-4099 (facsimile)

Section 10.03 Headings. The headings in this Agreement are for reference only and shall not affect the interpretation of this Agreement.

Section 10.04 Severability. If any term or provision of this Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

Section 10.05 Entire Agreement. This Agreement and the documents to be delivered hereunder constitute the sole and entire agreement of the parties to this Agreement with respect to the subject matter contained herein, and supersede all prior and contemporaneous understandings and agreements, both written and oral, with respect to such subject matter. In the event of any inconsistency between the statements in the body of this Agreement and the documents to be delivered hereunder, the Exhibits and Schedules (other than an exception expressly set forth as such in the Schedules), the statements in the body of this Agreement will control.

Section 10.06 Successors and Assigns. Neither this Agreement, nor any of the rights or obligations of any party hereunder may be assigned by any party without the prior written consent of the other parties, which consent shall not be unreasonably withheld, conditioned or delayed; provided, however, that each party (or any of its Affiliates (as such term is defined in the Merger Agreement) to whom or which an assignment in conformity with this Section 10.06 shall have been made) shall be free to assign its rights and obligations hereunder to one or more of its Affiliates (as such term is defined in the Merger Agreement) or to any subsequent purchaser of any of Purchased Assets, or any controlling interest therein, provided that such party shall continue to remain liable for its obligations hereunder.

Section 10.07 No Third-party Beneficiaries. Except as provided in ARTICLE VIII, this Agreement is for the sole benefit of the parties hereto and their respective successors and permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other person or entity any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 10.08 Amendment and Modification. This Agreement may only be amended, modified or supplemented by an agreement in writing signed by each party hereto.

Section 10.09 Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of laws of any jurisdiction other than those of the State of Delaware.

Section 10.10 Submission to Jurisdiction. Any legal suit, action or proceeding arising out of or based upon this Agreement or the transactions contemplated hereby may be instituted in the federal courts of the United States of America or the courts of the State of Delaware, and each party irrevocably submits to the exclusive jurisdiction of such courts in any such suit, action or proceeding.

Section 10.11 Waiver of Jury Trial. Each party acknowledges and agrees that any controversy which may arise under this Agreement is likely to involve complicated and difficult issues and, therefore, each such party irrevocably and unconditionally waives any right it may have to a trial by jury in respect of any legal action arising out of or relating to this Agreement or the transactions contemplated hereby.

Section 10.12 Specific Performance. The parties agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy to which they are entitled at law or in equity.

Section 10.13 Documentation. This Agreement was initially prepared by Sellers’ legal counsel as a matter of convenience only, and has been thoroughly reviewed by Buyer and its legal counsel and the input of Buyer and its legal counsel was properly considered, and therefore, no interpretations will be made in favor of any of the parties or any of their affiliates with respect to this Agreement for the reason that such was prepared by Sellers’ legal counsel.

Section 10.14 Time of Essence. With regard to all dates and time periods set forth or referred to in this Agreement, time is of the essence.

Section 10.15 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Agreement delivered by facsimile, e-mail or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

[SIGNATURE PAGE, SCHEDULES AND EXHIBITS TO FOLLOW]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

SELLERS:
SMARTSTOP SELF STORAGE, INC.

By:	/s/ H. Michael Schwartz
Name:	H. Michael Schwartz
Title:	Chief Executive Officer

SMARTSTOP SELF STORAGE OPERATING PARTNERSHIP, L.P.

By:	/s/ H. Michael Schwartz
Name:	H. Michael Schwartz
Title:	CEO of General Partner

STRATEGIC STORAGE PROPERTY MANAGEMENT, LLC

By:	/s/ H. Michael Schwartz
Name:	H. Michael Schwartz
Title:	President of Manager

SMARTSTOP SELF STORAGE TRS, INC.

By:	/s/ H. Michael Schwartz
Name:	H. Michael Schwartz
Title:	President

BUYER:
STRATEGIC 1031, LLC

By:	/s/ H. Michael Schwartz
Name:	H. Michael Schwartz
Title:	President

[ASSET PURCHASE AGREEMENT (NON-TRADED REIT PLATFORM) SIGNATURE PAGE]